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                                                    This filing is made pursuant
                                                    to Rule 424(b)(3) under
                                                    the Securities Act of
                                                    1933 in connection with
                                                    Registration No. 333-52484

VESTIN FUND II LLC RELEASES AUGUST RESULTS

Sept. 7, 2001 -- Vestin Mortgage Inc., a subsidiary of Vestin Group Inc. (Nasdaq:VSTN - news) and the manager of Vestin Fund II LLC (the "Company"), today announced that as of Aug. 31, 2001, the Company has raised in excess of $45,500,000 and has 27 mortgage loans in its portfolio totaling approximately $42,800,000.

The average maturity of these loans was 12 months, with an average interest rate of 13.91 percent per annum. The Company distributed to its 960 unit holders a weighted average interest rate yield of 13.44 percent for the month of August. For the months of July and August 2001, the Company distributed to its unit holders a weighted average per annum interest rate yield of 13.47 percent.

Vestin Group Inc., through its lending division, is one of the nation's largest private lenders. Its subsidiary, Vestin Mortgage, is a Las Vegas-based commercial mortgage broker. Vestin Mortgage has facilitated more than $530 million in the last three years in lending transactions. Through its subsidiary Vestin Mortgage, Vestin Group manages two funds, Vestin Fund I LLC, a $100 million mortgage fund, and Vestin Fund II LLC, a $500 million mortgage fund.